VIA EDGAR

February 17, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	Acceleration Request for Cohen & Steers Income Opportunities REIT, Inc.
Registration Statement on Form S-11 (File No. 333-269416)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, Cohen & Steers Income Opportunities REIT, Inc., that effectiveness of the above-referenced Registration Statement on Form S-11 be accelerated to 4:00 p.m., Eastern Time, on February 21, 2023, or as soon as practicable thereafter.

Please do not hesitate to call me at (212) 455-2516 or Ryan Bekkerus at (212) 455-2293 with any questions.

Sincerely,

/s/ Benjamin Wells

Benjamin Wells

cc:	U.S. Securities and Exchange Commission

Jeffrey Gabor

Jeffrey Lewis

Kristina Marrone

Cohen & Steers Income Opportunities REIT, Inc.

Francis C. Poli

Terri Liftin

Jeffrey Pike

Cohen & Steers Income Opportunities REIT, Inc.

280 Park Avenue

New York, New York 10017

February 17, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	Acceleration Request for Cohen & Steers Income Opportunities REIT, Inc.
Registration Statement on Form S-11 (File No. 333-269416)

Dear Ladies and Gentlemen:

Cohen & Steers Income Opportunities REIT, Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-11 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on February 21, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Benjamin Wells and Ryan Bekkerus of Simpson Thacher & Bartlett LLP to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by telephone call to Benjamin Wells at (212) 455-2516 or Ryan Bekkerus at (212) 455-2293.

[Signature Page Follows]

Very truly yours,

COHEN & STEERS INCOME OPPORTUNITIES REIT, INC.

By:	/s/ James S. Corl
Name: James S. Corl
Title: Chief Executive Officer & Chief Investment Officer